Contact

www.linkedin.com/in/kaitlyndhurley
(LinkedIn)

Top Skills

Event Planning
Public Speaking
Social Media

Certifications

Starting a Memorable Conversation
The 10 Essentials of Influence and Persuasion
Yext Certified Partner
Google AdWords Search Advertising
Google Analytics

Honors-Awards

Highest Client Retention Rate, 2015
Challenger Award - Culture
Challenger Award - Client Success

Kaitlyn Hurley

Account Director | Client Services at Wpromote
Greater Chicago Area

Experience

Wpromote

7 years 11 months

Account Director | Client Services
June 2021 - Present (1 year 1 month)
Chicago, Illinois, United States

Senior Director | Emerging Digital
September 2020 - June 2021 (10 months)
Chicago, Illinois, United States

Director | SMB
March 2018 - September 2020 (2 years 7 months)
Greater Chicago Area

The Account Director leads a set of client accounts within the agency, ensuring they are profitable and growing. They take responsibility for the delivery of quality work that meets the client's needs, addresses their business goals, and ensures client retention. They will regularly be involved with pitches for new business, approaching these opportunites with both a creative and commercial mindset.
In terms of core responsibilities, the Account Director:

•Holds ultimate accountability for the health of the client relationship and the health of client and campaign performance.
•Is responsible for client accounts within the agency, and the client-agency relationship, ensuring the profitability and growth of assigned accounts.
•Leads and establishes client business strategy with clients and internal teams and determines standards of performance, along with mutually agreed upon KPIs
•Manages development of strategic documents, including 90-day plans, QBRs, year-end client reviews, etc.
•Maintains in-depth knowledge of client's industry, anticipating and addressing opportunities and issues as they arise
•Actively identifies and pursues opportunities to grow the account (as it makes sense and drives the client's business results)

•Achieves a high client retention rate, fostering client loyalty by ensuring the delivery of high quality work that meets and exceeds client expectations regarding individual campaign completion, performance quality, on-time delivery, and client satisfaction.

Senior Account Manager | SMB

December 2015 - March 2018 (2 years 4 months)

Greater Chicago Area

In addition to Account Manager roles below:

•Oversee a team of Account Managers with weekly individual & group meetings

•Stay up-to-date on the latest industry changes through continuous research and support clients and department accordingly - including education, testing and strategy response

•Conduct training for new Account Managers in all areas of online marketing, including SEO, PPC, Social Media & client communication

----

•Manage multiple areas of client campaigns including strategy development, campaign execution, community management, analytics and reporting.

•Provide client service support: communication, meetings, consultation, problem solving and reporting.

•Execute SEO initiatives to include site audits, keyword analysis, competitive analysis, on-site optimization, local listing development, and link building.

•Write, edit and proofread website content ensuring quality and consistency with appropriate writing styles and brand integrity.

•Create and manage PPC campaigns in Google AdWords.

•Provide ongoing optimization efforts to PPC campaigns including daily budget monitoring, bid management, onsite conversion and negative keyword strategy based on performance history.

•Setup social profiles and manage social media outlets.

•Craft messaging and engagements inline with campaign, brand and platform to support flow of new content to social channels.

Account Manager | SMB

August 2014 - December 2015 (1 year 5 months)

El Segundo, CA

•Manage multiple areas of client campaigns including strategy development, campaign execution, community management, analytics and reporting.

•Provide client service support: communication, meetings, consultation, problem solving and reporting.
•Execute SEO initiatives to include site audits, keyword analysis, competitive analysis, on-site optimization, local listing development, and link building.
•Write, edit and proofread website content ensuring quality and consistency with appropriate writing styles and brand integrity.
•Create and manage PPC campaigns in Google AdWords.
•Provide ongoing optimization efforts to PPC campaigns including daily budget monitoring, bid management, onsite conversion and negative keyword strategy based on performance history.
•Setup social profiles and manage social media outlets.
•Craft messaging and engagements inline with campaign, brand and platform to support flow of new content to social channels.

Bach Bracket
Co-Founder
May 2016 - Present (6 years 2 months)

Bach Bracket is a competitive bracket-style challenge for fans of ABC's Bachelor franchise. We've worked with some of the best developers in the country to create an online app that is as streamlined and easy to use as possible. Through extensive testing and user feedback, we have created a site that is aesthetically pleasing, easy to use, and mobile friendly. Users have the ability to create or join public and private leagues, choose the game style they prefer, and compete against friends to see who will get the final rose, and who can spot those who aren't there for the right reasons.

In addition to providing a fully automated gaming platform, Bach Bracket also provides useful resources for members of Bachelor Nation. With our actively engaged social media accounts and topical blog posts covering the need to knows of each season, Bach Bracket members will never miss a minute of the latest Bachelor news.

Since our official launch in January 2017, we have built a base of over 500,000 users & look forward to continuing to grow our brand.

UCLA Anderson School of Management
Administrative Assistant, MBA Student Affairs
December 2013 - June 2014 (7 months)
Los Angeles, California

•Work directly with MBA Student Affairs staff to perform daily office functions including staffing the front reception desk, answering questions from walk-ins, responding to email and phone messages, and general clerical support
•Assist in effective planning and staffing of frequent large events and ensure smooth execution
•Network with business professionals in the Los Angeles area, using Salesforce to create a thorough database of past and potential contributors to the MBA program

UCLA Undergraduate Admission
Campus Tour Guide
February 2012 - June 2014 (2 years 5 months)
Los Angeles, California

•Selected to represent UCLA to thousands of prospective students and their families
•Capture attention of large audiences for multiple hour time spans
•Well versed in UCLA history and campus culture

Homecoming at UCLA
Executive Director
December 2011 - February 2014 (2 years 3 months)
Los Angeles, California

•Responsible for planning and executing UCLA's 2nd and 3rd Annual Homecoming events, including grand re-opening of Pauley Pavilion, festival, alumni tailgate, spirit send-off, and more
•Meet with UCLA administration and community leaders to lobby for support, plan and coordinate
•Market events both verbally and in writing, including developing web site and social media plans, creating printed materials, and contacting local media
•Organize, direct and motivate a committee of over 100 student volunteers

UCLA Recreation
Project Manager
June 2013 - September 2013 (4 months)
Los Angeles, California

•Conducted interviews with various students and staff regarding their interactions with Recreation
•Compiled and presented research findings to administration
•Created and implemented a comprehensive, improved process for engaging with student groups

Studio Talent Group
Talent Management Assistant
June 2012 - September 2012 (4 months)
Santa Monica, California

•Assisted with auditioning talent for commercial and theatrical representation
•Conducted office management tasks including answering phones, filing headshot submissions, updating supervisor's appointment schedules and contacting clients
•Responsible for contacting and securing sponsorships for the 2012 Heller Awards

UCLA Health System
Blood Donor Recruiter
August 2011 - February 2012 (7 months)
Los Angeles, California

•Coordinated club blood drives on campus with persuasive marketing and inter-campus networking
•Personally recruited over 1000 donors whose donations directly contributed to save over 2000 lives

NBCUniversal, Inc.
International Publicity Intern
August 2011 - December 2011 (5 months)
Los Angeles, California

•Assisted with studio media functions including writing press releases and coordinating publicity events and press junkets
•Partook in proactive management of office environment
•Simultaneously balanced task assignments from multiple supervisors

The Walt Disney Company
Rockin' Road Crew Performer
2006 - 2010 (4 years)
Kansas City, Missouri

•Worked as singer, dancer, and emcee at over 200 events around the Kansas City metropolitan area including movie premiers, concerts and children's special needs fundraisers, entertaining children and families and promoting the Disney brand, performed for audiences as large as 50,000 people
•Wrote and voiced radio commercials and public service announcements
•Planned and conducted large events and demographic studies.

Education

University of California, Los Angeles

Bachelor of Arts (B.A.), Political Science- International Relations, Global Studies